United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Clearway Energy, Inc.

(Name of Issuer)

Class A common stock

Class C common stock

(Title of Class of Securities)

18539 C 105 (Class A common stock)

18539 C 204 (Class C common stock)

(CUSIP Number)

Paul Moss-Bowpitt

Legal Director, Corporate Transactions

TOTALENERGIES SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

00-331-4135-2834

Copies to:

Ryan Maierson

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

(713) 546-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons TotalEnergies SE
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,760,591 shares of Class A common stock 42,402,537 shares of Class C common stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,760,591 shares of Class A common stock 42,402,537 shares of Class C common stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock 42,402,537 shares of Class C common stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock 34.0% of Class C common stock
14	Type of Reporting Person CO

1	Names of Reporting Persons TotalEnergies Gestion USA SARL
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,760,591 shares of Class A common stock 42,402,537 shares of Class C common stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,760,591 shares of Class A common stock 42,402,537 shares of Class C common stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock 42,402,537 shares of Class C common stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock 34.0% of Class C common stock
14	Type of Reporting Person CO

1	Names of Reporting Persons TotalEnergies Holdings USA, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,760,591 shares of Class A common stock 42,402,537 shares of Class C common stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,760,591 shares of Class A common stock 42,402,537 shares of Class C common stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock 42,402,537 shares of Class C common stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock 34.0% of Class C common stock
14	Type of Reporting Person CO

1	Names of Reporting Persons TotalEnergies Delaware, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,760,591 shares of Class A common stock 42,402,537 shares of Class C common stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,760,591 shares of Class A common stock 42,402,537 shares of Class C common stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock 42,402,537 shares of Class C common stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock 34.0% of Class C common stock
14	Type of Reporting Person CO

1	Names of Reporting Persons TotalEnergies Renewables USA, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,760,591 shares of Class A common stock 42,402,537 shares of Class C common stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,760,591 shares of Class A common stock 42,402,537 shares of Class C common stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock 42,402,537 shares of Class C common stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock 34.0% of Class C common stock
14	Type of Reporting Person CO

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock and Class C common stock (collectively, the “Common Stock”) of Clearway Energy, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 300 Carnegie Center, Suite 300, Princeton, New Jersey 08540.

Item 2.	Identity and Background.

This Schedule 13D is being filed by the following entities (each, a “Reporting Person”, and collectively, the “Reporting Persons”):

1)	TotalEnergies SE, a societas europea organized under the laws of the Republic of France (“TotalEnergies”),

2)	TotalEnergies Gestion USA SARL, a société à responsabilité limitée organized under the laws of the Republic of France (“TotalEnergies Gestion”),

3)	TotalEnergies Holdings USA, Inc., a Delaware corporation (“TotalEnergies Holdings”),

4)	TotalEnergies Delaware, Inc., a Delaware corporation (“TotalEnergies Delaware”), and

5)	TotalEnergies Renewables USA, LLC, a Delaware limited liability company (“TotalEnergies Renewables”).

The business address of TotalEnergies and TotalEnergies Gestion is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. The business address of TotalEnergies Holdings, TotalEnergies Delaware and TotalEnergies Renewables is 1201 Louisiana St. Suite 1800, Houston, TX 77002. Together with its subsidiaries and affiliates (including the Reporting Persons), TotalEnergies, a broad energy company with a presence in more than 130 countries on five continents, is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. The Reporting Persons’ activities include the exploration and production of oil and gas, refining, petrochemicals and petroleum product retailing, solar power, sustainable biofuels and electricity, primarily from renewable sources.

Information with respect to the directors and executive officers of each of the Reporting Persons is provided on Schedule A.

By virtue of the relationships and agreements described herein, the Reporting Persons may be deemed to be acting as a group with Global Infrastructure Investors III, LLC and certain of its affiliates (collectively, “GIP”) for purposes of Rule 13d-3 under the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that such persons are members of any such group. GIP is separately making a Schedule 13D amendment filing reporting the Class A Common Stock and Class C Common Stock they may be deemed to beneficially own. Each Reporting Person disclaims beneficial ownership of any Class A Common Stock and Class C Common Stock that may be deemed to be beneficially owned by GIP, except as otherwise described herein.

Other than as disclosed by TotalEnergies in its Annual Reports on Form 20-F filed with the Securities and Exchange Commission between 2017 and 2022, during the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 12, 2022, TotalEnergies Renewables acquired fifty percent (50%) of the limited partnership interests in Zephyr Acquisition Holdings, L.P., a Delaware limited partnership (“Holdings”), and fifty percent (50%) of the equity interests in Zephyr Holdings GP, LLC, a Delaware limited liability company and the general partner of Holdings (“Zephyr Holdings GP”) in exchange for approximately $1.6 billion in cash and the transfer of an interest of 50% minus one share in Sol Holding, LLC, a Delaware limited liability company and a subsidiary of the Reporting Persons (the “Transaction”). Holdings owns all of the limited partner interests, and Zephyr Holdings GP owns all of the general partner interests, in GIP III Zephyr Acquisition Partners, L.P. (“GIP Zephyr Partners”), which in turn owns all of the equity interests in Clearway Energy Group LLC, a Delaware limited liability company (“Clearway Energy Group”) (which owns shares of Class A Common Stock and Class C Common Stock of the Issuer). The Reporting Persons used available working capital to fund the cash portion of the consideration. No securities of the Issuer were directly transferred pursuant to the Transaction.

Item 4.	Purpose of Transaction.

Following the closing of the Transaction, by virtue of the Reporting Persons’ and GIP’s respective governance rights over Zephyr Holdings GP and Holdings described in Item 6, herein, the Reporting Persons and GIP may be deemed to share beneficial ownership of the Common Stock held directly by Clearway Energy Group.

The description of the Letter Agreement in Item 6 is hereby incorporated by reference into this Item 4.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designees to the Issuer’s board of directors (the “Board”) may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and securityholders, as applicable, or that any such transaction would be successfully implemented. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of shares of Class A Common Stock and Class C Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of the Schedule 13D and are incorporated herein by reference.

Calculations of the percentage of shares of stock beneficially owned are based on 34,599,645 shares of Class A Common Stock and 82,196,386 shares of Class C Common Stock, respectively, outstanding as of July 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2022, and take into account the number of Class B Units and Class D Units beneficially owned by the Reporting Persons and convertible into shares of Class A Common Stock and Class C Common Stock, respectively, as applicable.

Clearway Energy Group is the record holder of 21,841 shares of Class A Common Stock, 42,738,750 Class B Units, 65,787 shares of Class C Common Stock and 42,336,750 Class D Units. Pursuant to the terms of the Exchange Agreement, each Class B Unit is exchangeable at any time for shares of Class A Common Stock, and each Class D Unit is exchangeable at any time for shares of Class C Common Stock, in each case, on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications.

Clearway Energy Group is a wholly owned subsidiary of GIP Zephyr Partners. Holdings owns all of the limited partner interests in GIP Zephyr Partners, and Zephyr Holdings GP owns all of the general partner interests in GIP Zephyr Partners. TotalEnergies Renewables holds fifty percent (50%) of the limited partner interests in Holdings. TotalEnergies Renewables holds fifty percent (50%) of the equity interests in Zephyr Holdings GP, which is the general partner of Holdings. TotalEnergies Holdings is the sole shareholder of TotalEnergies Delaware, which is the sole member of TotalEnergies Renewables. TotalEnergies Gestion, which is a direct wholly owned subsidiary of TotalEnergies, is the sole shareholder of TotalEnergies Holdings. As a result, each of the foregoing entities may be deemed to beneficially own the securities reported herein.

(c) Other than as disclosed in Items 3 and 4 of this Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares during the past 60 days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Letter Agreement

Contemporaneously with the closing of the Transaction, the parties entered into a letter agreement (the “Letter Agreement”) detailing the manner in which GIP and the Reporting Persons will exercise certain governance rights with respect to the Issuer, including setting the number of directors to serve on the Board and the designation, nomination, appointment, classification and election of the Chairman and certain other members of the Board. Specifically, each party to the Letter Agreement agreed that, unless consented to by the other party, it would (i) cause the number of directors on the Board not to exceed nine members, and to cause the actual number of directors on the Board to be a number that reflects the board designation rights described in the Letter Agreement, (ii) designate, nominate, appoint, classify or elect to the Board (a) a Chairman of the Board initially designated by GIP for a period of two years, following which GIP and the Reporting Persons would alternate designating the Chairman of the Board for two year periods, (b) a number of directors designated by each of GIP and the Reporting Persons relative to their respective ownership interests in Zephyr Holdings GP, (c) the chief executive officer of the Issuer to be a member of the Board, (d) a minimum of three independent directors (as described in the Letter Agreement) to be designated by the board of directors of Zephyr Holdgings GP (the “GP Board”), and (e) such additional directors for any remaining seats on the Board as designated by the GP Board. As of the date hereof, GIP and the Reporting Persons have determined that the provisions of the Letter Agreement providing for a change to the current composition of the Board shall not be implemented until such time as agreed by each of GIP and the Reporting Persons; provided however, GIP and the Reporting Persons have agreed that the parties will work together such that GIP will appoint three directors to the Board shortly following the closing of the Transaction.

Under the terms of the Letter Agreement, the parties have agreed (i) to certain restrictions on sale, transfer or other disposition of the outstanding securities of the Issuer held by Clearway Energy Group and (ii) to cause their designees to the Board to refrain from taking certain actions as members of the Board without the prior approval of certain representatives of each of the parties, including, permitting the Issuer or its subsidiaries from entering into any transaction or series of related transactions with a total value in excess of certain designated thresholds; commencing or settling litigation material to the Issuer or its subsidiaries; permitting the Issuer or its subsidiaries to incur, assume or guarantee certain indebtedness; appointing, hiring, terminating or removing certain management level employees of the Issuer or its subsidiaries; permitting the Issuer or its subsidiaries with respect to the authorization, issuance, conversion, exchange, purchase, repurchase, transfer or sale of securities of Issuer or its subsidiaries outside the ordinary course or pursuant to management or equity incentive plans; or issuing any call notice or otherwise make any capital call with respect to the Issuer or any of its subsidiaries other than to any employees of the Issuer or any of its subsidiaries.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified by the full text of such agreement, which is filed as an exhibit hereto. Additionally, certain other arrangements to which Clearway Energy Group is a party are further described in the Schedule 13D filed by GIP on September 10, 2018 and in the amendments thereto.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Filing is hereby amended to replace the previously filed Exhibit 1 with Exhibit 1 hereto:

Exhibit Number	Description

1	Joint Filing Agreement, by and among the Reporting Persons.

2.	Letter Agreement, dated as of September 12, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2022

TOTALENERGIES SE

By:	/s/ Aurélien Hamelle
Name:	Aurélien Hamelle
Title:	General Counsel

TOTALENERGIES GESTION USA SARL

By:	/s/ Eric Bozec
Name:	Eric Bozec
Title:	General Manager

TOTALENERGIES HOLDINGS USA, INC.

By:	/s/ Christophe Vuillez
Name:	Christophe Vuillez
Title:	Chief Executive Officer and President

TOTALENERGIES DELAWARE, INC.

By:	/s/ Christophe Vuillez
Name:	Christophe Vuillez
Title:	President

TOTALENERGIES RENEWABLES USA, LLC

By:	/s/ Marc-Antoine Pignon
Name:	Marc-Antoine Pignon
Title:	Chief Executive Officer

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth below is the name and current principal occupation or employment of each director and executive officer, as applicable, of the Reporting Persons. The business address of each of the directors and executive officers of TotalEnergies and TotalEnergies Gestion is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. The business address of each of the other individuals listed below is 1201 Louisiana St. Suite 1800, Houston, TX 77002

TOTALENERGIES SE

Patrick Pouyanné	Chairman and Chief Executive Officer	French
Helle Kristoffersen	President, Strategy & Sustainability	French and Danish
Stéphane Michel	President, Gas, Renewables & Power	French
Thierry Pflimlin	President, Marketing & Services	French
Bernard Pinatel	President, Raffinage-Chimie	French
Jean-Pierre Sbraire	Chief Financial Officer	French
Namita Shah	President, OneTech	French
Nicolas Terraz	President, Exploration & Production	French
Jacques Aschenbroich	Director	French
Patricia Barbizet	Director	French
Marie-Christine Coisne-Roquette	Lead Independent Director	French
Jérôme Contamine	Director	French
Lise Croteau	Director	Canadian
Mark Cutifan	Director	Australian
Valérie Della Puppa Tibi	Director representing employee shareholders	French
Romain Garcia-Ivaldi	Director representing employees	French
Maria van der Hoeven	Director	Netherlands
Glenn Hubbard	Director	American
Anne-Marie Idrac	Director	French
Jean Lemierre	Director	French
Angel Pobo	Director representing employees	French

TOTALENERGIES GESTION USA SARL

Eric Bozec	General Manager	French

TOTALENERGIES HOLDINGS USA INC.

Mike Naeve	Director	American
Christophe Vuillez	Director, President and Chief Executive Officer	French
Alexander Adotevi	Director and Chief Financial Officer	German
Elizabeth Matthews	Director, General Counsel and Secretary	American
Eric Bozec	Director	French
Esmeralda Fernandez	Treasurer	American
Stacy Philips	Vice President, Tax	American
Albert Shung	Assistant Secretary	American

TOTALENERGIES DELAWARE INC.

Christophe Vuillez	Director and President	French
Alexander Adotevi	Director and Vice President	German
Stacy Philips	Vice President	American
Elizabeth Matthews	Director	American
Esmeralda Fernandez	Treasurer	American
Albert Shung	Secretary	American

TOTALENERGIES RENEWABLES USA LLC

Vincent Stoquart	Manager	Belgian
Marc-Antoine Pignon	Manager and Chief Executive Officer	French
Laurent Becerra	Manager	French
Alexander Adotevi	Manager	German
David Foulon	Manager	American
Christopher Gillies	Chief Financial Officer	Australian
Ali Mirza	Vice President, Structured Finance	American
Jeff Newcombe	Vice President, Technical	American
Anais Immas	Vice President, Business and Asset Development	French
Albert Shung	Secretary	American